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                                July 13, 2022

       Johannes Worsoe
       Chief Financial Officer
       Apollo Asset Management, Inc.
       9 West 57th Street, 42nd Floor
       New York, NY 10019

                                                        Re: Apollo Asset
Management, Inc.
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2022
                                                            Filed May 10, 2022
                                                            File No. 001-35107

       Dear Mr. Worsoe:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended March 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       52

   1. Please revise your disclosures, in future filings, to describe the direct or indirect impact of
                                                        Russia   s invasion of
Ukraine on your business, any actions taken in response to those impacts, and any impact
resulting from sanctions. Quantify any amounts of impact or
                                                        potential exposure,
where applicable.
       Results of Operations
       Revenue, page 59

   2. We note that your revenue decreased by $1.0 billion compared to the prior year comparable period
primarily due to a decrease in performance allocations as a result of equity market
volatility in 2022. Please revise and expand your disclosures, in future filings, to provide a
more fulsome discussion, including quantitative details of factors
 Johannes Worsoe
Apollo Asset Management, Inc.
July 13, 2022
Page 2
         driving the changes in the results of operations. For example, identify the funds that were impacted, cross-reference to disclosure of fund performance tables, quantify amount of revenue impacted by fund and identify specific industry sectors impacted. In addition, include discussion of any potential industry sectors that may have performed positively, if applicable, offset against any industry sectors that may have been negatively impacted.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.



FirstName LastNameJohannes Worsoe                             Sincerely,
Comapany NameApollo Asset Management, Inc.
                                                              Division of
Corporation Finance
July 13, 2022 Page 2                                          Office of Finance
FirstName LastName